Exhibit 99.1

Brussels, 30 April 2014 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders Meeting approves dividend payment 2013

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) is pleased to announce that the General Shareholders Meeting of 30 April 2014 has approved the annual accounts for the year ended 31 December 2013, as well as the gross total dividend for 2013 of EUR 2.05 proposed by the Board of Directors. Taking into account the gross interim dividend of EUR 0.60 per share paid in November 2013, a gross final dividend of EUR 1.45 will be payable as from 8 May 2014 at Euroclear Belgium – C.I.K. (Paying Agent) upon presentation of coupon n° 16. The shares will trade ex-coupon as of 05 May 2014.

The General Shareholders Meeting has also made the following appointments to the Board of Directors:

•	Renewal of the mandate of Mr Kees Storm, Chairman of the Board, for a period of one year, ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2014.

•	Renewal of the mandate of Mr Mark Winkelman, Independent Director, for a period of one year, ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2014.

•	Renewal of the mandates of Mr Alexandre Van Damme, Mr Grégoire de Spoelberch, Mr Carlos Alberto da Veiga Sicupira and Mr Marcel Herrmann Telles, for a period of four years ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2017.

•	Acknowledgement of the end of mandate as Director of Mr Jorge Paulo Lemann and appointment as Director of Mr Paulo Alberto Lemann as his successor, for a period of four years ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2017.

•	Acknowledgement of the end of mandate as Director of Mr Roberto Moses Thompson Motta and appointment as Director of Mr Alexandre Behring as his successor, for a period of four years ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2017.

•	Appointment of Mr Elio Leoni Sceti as a new Independent Director for a period of four years ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2017.

•	Appointment of Mrs Maria Asuncion Aramburuzabala Larregui and Mr Valentin Diez Morodo as new Non-independent Directors for a period of four years ending after the shareholders’ meeting which will be asked to approve the accounts for the year 2017.

Brussels, 30 April 2014 – 2 / 2

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its more than 150,000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com